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                                                     January 19, 2005



Mark Shuman
Branch Chief - Legal
Office of Computers And Online Services
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Interactive Systems Worldwide Inc.
                      Form S-3 Filed December 30, 2004
                      File No. 333-121772
                      ----------------------------------

Dear Mr. Shuman:

         This letter is submitted on behalf of Interactive Systems Worldwide Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form S-3 (Filed on December 30, 2004, File No. 333-121772) (the "Registration Statement"), as set forth in your letter to Bernard Albanese, dated January 12, 2005.

         For reference purposes, the text of your letter dated January 12, 2005 has been reproduced herein with responses below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Registration Statement.

Item 8A. Controls and Procedures

         1. We note that you disclose that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective "in timely manner to alert them to material information relating to the Company required to be included in the Company's periodic SEC filings." However, Item 307 requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (b) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, supplementally advise whether Interactive Systems' disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended September 30, 3004 and confirm that Interactive Systems will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

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Mark Shuman                          - 2 -                      January 19, 2005


         Response

         We confirm that the disclosure controls and procedures of the Company were effective as defined in Section (e) of Rule 13a-15 and 15d-15 for the year ended September 31, 2004. We further confirm that the Company will evaluate its disclosure controls and procedures as required by these rules in all future filings.

Part III

         2. We note the disclosure on page 35 that you incorporate by reference
Part III information required by Form 10-K from your definitive proxy statement to be filed on or prior to January 28, 2005. Be advised that this definitive proxy statement, including the Part III information, must be filed prior to effectiveness. Alternatively you may choose to amend your Form 10-K to include the information required by Part III before the effectiveness of this registration statement. See H.6 to the Corporate Finance Telephone Interpretation Manual publicly available at www.sec.gov.

         Response

         We are aware of Interpretation H.6 to the Corporate Finance Telephone Interpretation Manual and currently intend to file our definitive proxy statement prior to requesting effectiveness of the Registration Statement.

Closing Comment

         We acknowledge your comment. When it requests acceleration of the pending registration statement, the Company will furnish a letter to the Commission acknowledging the following:

             o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

             o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Mark Shuman                          - 3 -                      January 19, 2005


             o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

         It would be appreciated if the staff would advise the undersigned at
(212) 833-1127 or Richard M. Hoffman at (212) 833-1116 as promptly as possible if there are responses to the Staff's comments that require further information or discussion, in order that prompt action with respect to such matters may be taken, even if there are other matters still under review.

                                   Sincerely,







                                   Eliezer M. Helfgott



cc: Bernard Albanese